LARISSA GAO MBA

SUMMARY

Fifteen-year experience in compliance, accounting, and finance. Strong understanding of NRSRO regulatory compliance. Hands-on experience in NRSRO filing, compliance surveillance, and internal control enhancement.

EXPERIENCE

EGAN-JONES RATINGS COMPANY — PA, US
Interim Designated Compliance Officer — 10/2016 – Present
Compliance Officer — 11/2015 – 10/2016

Lead or major contributor to NRSRO annual filing, annual SEC exam, response to the SEC exam finding and recommendations, compliance surveillance, regulatory applications, board meeting preparation, policies and procedures and internal control establishment and enhancement, and other compliance-related duties and responsibilities.

HOUGHTON INTERNATIONAL, Inc. — PA, US
Global Senior Analyst, Financial Planning & Analysis — 2014

Forecast and budget analysis for executive management. Support audits. Maintenance of internal control and record retention.

UGI/AmeriGas PROPANE — PA, US
Senior Accountant — 2007 – 2014

Consolidation, SOX 404, financial planning, and analysis, monthly board report and quarterly earnings, corporate financial statement preparation, 10-Q and 10-K SEC filings, and liaison for internal and external auditors.

Accountant — 2006 – 2007

ELEANOR H. CHEN P.C. — PA, US
Staff Accountant — 2005 – 2006

INDUSTRIAL AND COMMERCIAL BANK OF CHINA (ICBC) — Harbin, CHINA
Staff Accountant — 2000 – 2002

EDUCATION

UNIVERSITY OF NORTH CAROLINA — NC, US
Master of Business Administration — 2005

HARBIN INSTITUTE OF TECHNOLOGY — Harbin, CHINA
Bachelor of Science in Accounting — 2000